December 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street N.E.
Washington, D.C. 20549

Attention:	William Demarest
Jennifer Monick
Catherine De Lorenzo
Pam Long

	Re:	Artius II Acquisition Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-283020

Ladies and Gentleman:

We hereby withdraw our prior acceleration request, dated December 3, 2025, with respect to the above-referenced Registration Statement.

[Signature Pages Follow]

Very truly yours,

SANTANDER US CAPITAL MARKETS LLC

By:	/s/ Ryan Kelley
Name: Ryan Kelley
Title: Managing Director

By:	/s/ Conrad Rubin
Name: Conrad Rubin
Title: Managing Director

As Representative of the several underwriters

cc:	Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom LLP
Brian D. Paulson, Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to Acceleration Request Letter]